United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No  X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br
Investor Relations
Department
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Fábio Lima
Marcelo Silva Braga
Tel: (5521) 3814-4540
DELIVERING A SOLID PERFORMANCE

Performance of CVRD in the first quarter of 2006 (1Q06)

Rio de Janeiro, May 10, 2006 — Companhia Vale do Rio Doce (CVRD) returned a very solid performance in the first quarter of 2006, continuing the good results of recent years. Appropriate execution of the long-term strategy has enabled the Company to take advantage of the opportunities offered by the economic cycle, making possible sustained growth with both operational and financial performance able to generate value for its shareholders.
The main highlights of 1Q06 financial results are:
•	Gross revenue was US$3.490 billion, 49.9% more than in 1Q05.

•	Operational profit as measured by adjusted EBIT(a) (earnings before interest and taxes) consisted of US$1.336 billion, 68.1% more than in 1Q05.

•	Adjusted EBIT margin was 40.0%, against 35.9% in 1Q05.

•	Cash flow as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) was US$1.629 billion, 64.0% YoY growth.

•	Net earnings was US$1.171 billion, US$1.02 per share, 67.8% more than in 1Q05.

•	Annualized return on equity (ROE) of 32.3%, compared to 35.4% in 1Q05.

•	Capital expenditure was US$1.126 billion, of which US$843 million was spent on organic growth, US$236 million on maintaining existing operations, and US$47 million on acquisitions.

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with USGAAP and, with the exception of information on investments and behaviour of markets, quarterly financial statements reviewed by the Company’s independent auditors. The main subsidiaries that are consolidated are the following: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), CVRD International, CVRD Overseas and Rio Doce International Finance.

US GAAP

SELECTED FINANCIAL INDICATORS
US$ million
	1Q05	4Q05	1Q06%		%
	(A)	(B)	(C)	(C/A)	(C/B)

Gross revenues	2,328	3,746	3,490	49.9	-6.8
Adjusted EBIT	795	1,461	1,336	68.1	-8.6
Adjusted EBIT margin (%)	35.9	40.6	40.0	—	—
Adjusted EBITDA	993	1,780	1,629	64.0	-8.5
Net earnings	698	1,196	1,171	67.8	-2.1
Earnings per share (US$)	0.61	1.04	1.02	67.8	-2.1
Annualized ROE (%)	39.3	48.8	32.3	—	—
Total debt/ adjusted LTM EBITDA(x)	1.05	0.77	0.84	—	—
Capex *	570.4	1,851.8	1,126.0	97.4	-39.2
* including acquisitions

  BUSINESS OUTLOOK
The performance of the global economy, exceeding expectations, produced renewed surprises. In spite of the oil price shock, for the fourth year running global GDP growth is expected to be more than 4% in 2006. The last time this happened was more than 30 years ago, over the years 1970-1973.
Oil prices continue to be high and we expect them to remain so for a long time. Expansion of demand and concerns on the future behavior of supply — given the level of investment considered to be insufficient by the International Energy Agency and many analysts — have made oil prices very sensitive to the effects of geopolitical uncertainty, significantly increasing their volatility.
The greater efficacy of monetary policy, helping to reduce macroeconomic stability worldwide, and the credibility of the Central Banks as inflation fighters, are factors which have enabled the global economy to expand rapidly even in the face of rising oil prices since 2003. In an environment of low inflation, with expectations of stability in price levels and the perception that companies do not have the price power, the pass-through of the oil price shock to final products tends to be much more limited than in the past — thus limiting its effects on economic activity.
The Central Banks, led by the US Federal Reserve Bank, have put in place a normalization of their monetary policies after a cycle of extremely low interest rates. Short-term interest rates have risen, and more recently long-term rates have followed them, although they are still below historic levels. At the same time, the differentials between long-term and short-term interest rates are very narrow, reflecting the excess of savings in the world. Interest rate spreads, both in industrialized counties and emerging economies, are at their lowest levels for the last 20 years.
It is expected that the negative impact of oil prices will be compensated by a gradual recovery in investments, both because companies’ idle capacity has been almost completely absorbed, and conditions in the financial markets are very favorable, and also because there is continuity in macroeconomic policies that support the expansion of global economic activity.
In this context industrial production, completing the global cycle of consumption of inventories which continued until mid-2005, has begun to expand again in all regions. Purchasing Managers Indices for manufacturing industry — which tends to correlate well with the demand for metals — indicate continuity of growth in the

US GAAP

United States, Japan and the Eurozone, with increase of production, orders and jobs. In the European Union, where growth has been slower, signals of dynamism in its largest economies — Germany, the UK, France and Italy — are beginning to appear.
The greater macroeconomic stability, expressed in lower volatility of inflation and real GDP, has translated into longer periods of economic expansion and less frequent and less acute global recessions. This benign environment tends to be reflected in the metals cycle, where its influence is strengthened by the process of economic development in China.
The current metals expansion cycle has now lasted more than 50 months — the longest since 1970 — and the global macroeconomic scenario is highly favorable to its continuation. Simultaneously with the historic growth of demand in China, metals consumption in India is also expanding strongly, although less fast and on a smaller base. India is rich in mineral resources, and the initial effect is that it reallocates its exports to the local market to meet domestic demand. This is beginning to happen in iron ore, aiming to satisfy the demand caused by the growth of steel production, which averaged 9.4% per year over 2001-2005, and is a strategic priority for the country’s industrial policy.
On the demand side, there is a new phenomenon in the form of allocation of part of institutional investors’ portfolio to investment in commodities, whose prices have low or even negative correlation with the prices of shares on various time horizons. Investment in this new class of assets is a way of seeking diversification from the systematic (or non-diversifiable) risk of equity portfolios.
Our estimate is that commodities funds’ investments in basic metals — copper, aluminum, nickel — are still small in relation to the size of these metals’ respective markets, somewhere between 3% and 4%. However, the marginal impact on demand and prices could be significant.
The supply of minerals and metals also suffers the effect of the strong slowdown in investments in expansion of capacity and mineral exploration, in response to the Southeast Asian crisis of 1997. According to data from the Metals Economics Group, the level of investment in mineral exploration recovered its 1997 level, of US$5.1 billion, only in 2005, with 40% of expenditure going into feasibility studies. Thus, new discoveries of mineral deposits have waned and there is no reasonable inventory of world-class projects expected to start operation over the next five years. The secondary position of expenditure in looking for new (“grassroots”) discoveries suggests that this problem could propagate into the future.
The absence of shock absorbers, such as idle capacity and inventories, to absorb shocks, lead to an upward bias in prices. For example, operation at full capacity increases the probability of production problems, which, due to the greater scarcity of replacement parts, tends to result in supply disruptions — which, in the presence of very low inventories, help to increase price volatility.
In the specific case of iron ore, there are various indicators typical of persistence of the situation of excess of global demand which have appeared since 2003, and call for higher prices to stimulate their future correction.
China’s imports of iron ore reached a monthly record of 29.5 million tons in March, totaling 80.9 million tons in 1Q06, 28% more than in 1Q05. Chinese iron ore inventories remain at a low level in relation to China’s output of pig iron, and these levels are falling. The differential of prices for spot transactions and those in contracts for iron ore delivered to China reached an average of 30% in April.

US GAAP

In March 2006 world production of crude steel was 6.1% higher than in March 2005. Monthly production in China — where apparent consumption of finished steel products is growing at 20% per year — reached the record volume of 32.9 million tons, 19.4% more than in March 2005. In Europe 25, where the production of raw steel had fallen significantly last year, a recovery appears to be in progress: output was 4% higher than in March 2005, led by France (+8.7%) and the UK (+11.8%).
The price of metallics (scrap and pig iron) and steel products is in full recovery in all the regions of the world, which could be indicating a new cycle of generalized growth in steel output and would strengthen the pressures on demand for iron ore.
At the same time, due to the substantial increase in the capacity of the world’s bulk shipping fleet — the growth in terms of tons in 2005 was by far the greatest in the last 35 years — prices of seaborne freight for iron ore have declined significantly. Between the end of 2004 and April 2006 there was an average reduction of US$20 per ton for the Brazil-Asia route, and US$12 per ton for the Brazil-Rotterdam route, which resulted in a considerable reduction of cost for the purchasers of iron ore in the seaborne market.
The announcement of start-up of additional alumina production capacity in China caused some reduction in spot market prices. In spite of this adjustment, they remained in the range US$550 to US$600 per ton FOB Australia, a clear indication of the imbalance between global demand and supply. In this context, the start-up of operation of stages 4 and 5 of CVRD’s alumina refinery happens at a moment that is extremely favorable for achieving a good performance.
The strong appreciation of the Brazilian currency, the Real, against the US dollar has negatively affected the profitability of the farm products that Brazil exports, reversing initial estimates of expansion of output in 2006. This change is likely to have an adverse effect on the demand for railway transportation of general cargo, and on the price of potash, due to the importance of the Brazilian market as a purchaser in the global market.
RELEVANT EVENTS
•	New levers of growth
Two new projects were concluded — stages 4 and 5 of Alunorte, and the Capim Branco I hydroelectric power plant — which will make a significant contribution to the Company’s cash flow and value creation in the near future.
With the addition of stages 4 and 5, the nominal production capacity of CVRD subsidiary Alunorte increases to 4.4 million tons per year of alumina, making it the world’s largest alumina refinery. The project was delivered on schedule, for investment of US$768 million.
The Capim Branco I power plant, on the Araguari river in the state of Minas Gerais, Brazil, with installed capacity of 240MW, is CVRD’s sixth hydroelectric plant. CVRD’s take in its energy output is equal to its share in the consortium that holds the concession, of 48.42%, and will be allocated to consumption by the units of CVRD located in the Southern System, helping to reduce costs. CVRD’s investment was US$187 million.

US GAAP

•	Acquisition of assets
In January 2006 the assets of Rio Verde Mineração — mineral resources, land and equipments — were acquired, for US$47 million. These assets are close to the operations of CVRD’s subsidiary MBR in Nova Lima, in the “Iron Quadrilateral” in the state of Minas Gerais, Brazil.
•	Stock merger with Caemi
On May 3, 2006 CVRD concluded the stock merger with Caemi and now holds 100% of the capital of Caemi. The preferred shares issued by Caemi were exchanged for CVRD PNA shares on the basis of 0.04115 of a CVRD PNA preferred share for one Caemi PN preferred share. For this transaction, 64,151,361 preferred Class A shares were issued by CVRD, increasing its total number of shares by 5.6%.
Caemi’s PN shares ceased trading on the São Paulo Stock Exchange (Bovespa) on May 4, 2006. On May 16, 2006 the CVRD PNA shares arising from fractioning in the exchange of Caemi PN for CVRD PNA will be auctioned on the Bovespa.
•	Payment of dividends
In accordance with CVRD’s dividend policy and the announcement made on January 26 this year, the first portion of the minimum remuneration to shareholders for 2006, in the amount of US$0.547178717 per common or preferred share, totaling US$665.2 million, was paid to shareholders on April 28.
•	Stock split
CVRD’s Extraordinary General Meeting of Shareholders approved a two-for-one stock split of both common and preferred shares, as a result of which CVRD’s capital will be 2,459,657,056 shares, of which 1,499,898,858 are common shares and 959,758,198 are PNA preferred shares.
For the shares traded on the São Paulo Stock Exchange (Bovespa), the new shares arising from the split will be distributed on May 25, 2006, to shareholders on record as of May 19, 2006.
For the American Depositary Receipts (ADRs) traded on the New York Stock Exchange, the distribution of new ADRs — one for each existing ADR — will be finalized on June 7, with record date as of May 24, 2006.
Each ADR — both RIO and RIOPR — will continue to represent one CVRD’s common or preferred share.
The split aims to reposition the Company’s share price after an appreciation of 180% in US dollar between August 19, 2004, when the last CVRD ´s forward stock split took place, and end of April 2006.
  REVENUES
CVRD’s gross revenue in 1Q06 was US$3.490 billion, 49.9% more than in 1Q05, of US$2.328 billion. The increase of US$1.162 billion was once again the result of evolution of the mining and metals cycle, with prices variations responsible for 94.2% of this increase.

US GAAP

Ferrous minerals provided 73.9% of gross revenue, products of the aluminum chain — bauxite, alumina and primary aluminum 12.3%, logistics services 8.3%, and non-ferrous minerals 5.2%.
Asia was the main destination of CVRD sales, with 35.1%, overtaking the Americas, with 33.1% of total sales revenue. Europe accounted for 27.5% of total revenue.
By country, Brazil continues to be the principal destination, with 24.4% of sales revenue. However, of the revenue of US$850 million arising from sales to the Brazilian market, US$172 million were from shipments of pellet feed to the Tubarão joint ventures — Nibrasco, Hispanobras, Kobrasco and Itabrasco — which, after the pelletization process, are sold to other countries.
The participation of the Chinese market has increased, and its contribution to CVRD’s revenues has evolved from 11.7% in 2004, to 15.0% in 2005, and 18.7% in 1Q06.

GROSS REVENUE BY DESTINATION
US$ million
	1Q05%		4Q05%		1Q06%

Americas	938	40.3	1,252	33.5	1,156	33.2
Brazil	652	28.0	894	23.9	850	24.4
USA	98	4.2	115	3.1	69	2.0
Others	188	8.1	243	6.5	237	6.8
Asia	620	26.7	1,282	34.2	1,224	35.1
China	279	12.0	738	19.7	653	18.7
Japan	216	9.3	349	9.3	373	10.7
Others	125	5.4	195	5.2	198	5.7
Europe	653	28.0	996	26.6	959	27.5
Rest of the World	117	5.0	216	5.7	151	4.2
Total	2,328	100.0	3,746	100.0	3,490	100.0

  OPERATIONAL COSTS AND EXPENSES
CVRD’s cost of goods sold (COGS) was US$1.695 billion in 1Q06, 35.9% more than in 1Q05.
The appreciation of the Real against the US dollar was responsible for 44.8% of the difference in COGS between 1Q05 and 1Q06, while the rise in prices of products and services contributed to 40.8% and the higher level of production generated an effect of 14.4%.
Outsourced services totaled US$419 million in 1Q06, contributing US$129 million to the increase of US$448 million in COGS. The main components of these expenses were contracting of rail freight, mainly for the transport of the iron ore produced by MBR and the Oeste mines, in the Southern System, in the amount of US$102 million; equipment and facilities maintenance services, US$102 million; and waste and ore removal, US$105 million.
Materials costs amounted to US$292 million, a rise of US$61 million, representing 13.6% of the growth in COGS. The main components of materials costs in 1Q06 were: parts and equipments US$86 million, inputs US$51 million, conveyor belts US$13 million, and tires US$12 million.

US GAAP

In 1Q06 expenses on energy were US$290 million, an increase of US$63 million, mainly due to higher prices of fuels and electricity, contributing 14.1% to the growth in COGS.
The cost of acquisition of iron ore and pellets in the quarter was US$201 million. Since the increase in iron ore and pellets prices for 2005 was incorporated only in 2Q05, expenses on their acquisition were US$86 million, or 74.8% higher in 1Q06 than 1Q05. This amount represented 19.2% of the increment of COGS between the two periods.
The volume of iron ore the CVRD bought from other mining companies was 3.663 million tons, which compares with 4.356 million in 1Q05 and 3.321 million tons in 4T05. CVRD also bought for resale to its clients 2.102 million tons of pellets from the Tubarão joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras), compared with 2.343 million tons in 1Q05 and 2.473 million in 4Q05.
Due to the increase in the value of CVRD’s asset base, and the appreciation of the Real against the US dollar, the cost of depreciation and amortization was US$36 million higher, at US$158 million, representing 8.0% of the difference in COGS between 1Q05 and 1Q06.
Personnel expenses, at US$146 million, were US$48 million higher than 1Q05, providing 10.7% of the increase in COGS. The annual salary increase, valid from July 2005, the rise in the Company’s workforce required by the growth in its activities and the appreciation of the Real were the main factors for this increment.
Demurrage expenses — penalty payments for delay in loading ships at the Company’s port terminals — were US$10 million in 1Q06, representing a fall of 52.4% from 1Q05, in spite of the growth in volume of shipments. There was considerable progress in reducing demurrage costs, which were US$0.20 per ton shipped, less than the target of US$0.22 per ton for 2006, and less than half of their value in 2004, of US$0.45 per ton.
Sales, general and administrative expenses, at US$168 million in 1Q06, were US$55 million larger than in 1Q05. This was the result of increases in technical consultancy (US$23 million), personnel administrative expenses (US$20 million), and depreciation (US$14 million).
Research and development (R&D) expenses totaled US$71 million in 1Q06, compared to US$34 million in 1Q05 and US$85 million in 4Q05.

COST OF GOODS SOLD
US$ million
	1Q05%		4Q05%		1Q06%

Personnel	98	7.9	160	8.7	146	8.6
Material	231	18.5	305	16.7	292	17.2
Fuels	130	10.4	188	10.3	171	10.1
Electric energy	97	7.8	133	7.3	119	7.0
Outsourced services	290	23.3	474	25.9	419	24.7
Acquisition of iron ore and pellets	115	9.2	215	11.8	201	11.9
Acquisition of other products	87	7.0	82	4.5	84	5.0
Depreciation and exhaustion	122	9.8	164	9.0	158	9.3
Others	77	6.2	108	5.9	105	6.2
Total	1,247	100.0	1,829	100.0	1,695	100.0

US GAAP

  OPERATIONAL PERFORMANCE
Operational profit, measured by adjusted EBIT, was US$1.336 billion in 1Q06, 68.1% more than in 1Q05. The increase of US$1.127 billion in net sales revenue, partially offset by the increase of US$448 million in COGS, contributed to this result.
Adjusted EBIT margin was 40.0%, which compares with 35.9% in 1Q05. This is higher than the average margin for the last 16 quarters, which was 36.6%. Since 2Q05, CVRD has been returning an operational margin of 40.0% or more.
  CASH FLOW: US$1.6 BILLION
CVRD’s cash flow generation, measured by adjusted EBITDA, was US$1.629 billion, 64.0% higher than the 1Q05 adjusted EBITDA of US$993 million.
1Q06 was the sixteenth consecutive quarter of growth in last-12-month (LTM) adjusted EBITDA. CVRD LTM adjusted EBITDA reached US$7.176 billion, with growth of 9.7% compared to the figure achieved in the end of the previous quarter (4Q05).
The main reasons in the US$636 million increase in adjusted EBITDA from 1Q05 to 1Q06 are US$541 million growth in adjusted EBIT, US$52 million increase in depreciation and US$43 million increment in dividends paid by non-consolidated companies.
Dividends received in 1Q06 totaled US$112 million, compared to US$69 million in 1Q05. The largest of these payments, US$37 million, came from MRN, comparing with US$28 million in 1Q05. CVRD also received dividends from Samarco, US$25 million; Nibrasco, US$22 million; Hispanobras, US$13 million; Itabrasco, US$12 million; and CSI, US$3 million.
In 1Q06 the business areas made the following contributions to cash flow: ferrous minerals 81.9%, aluminum 12.6%, logistics 4.9% and non-ferrous minerals 4.5%. R&D expenses, not allocated to the business areas, diminished adjusted EBITDA by US$71 million.

QUARTERLY ADJUSTED EBITDA
US$ million
	1Q05	4Q05	1Q06

Net operating revenues	2,213	3,598	3,340
COGS	(1,247)	(1,829)	(1,695)
SG&A	(113)	(175)	(168)
Research and development	(34)	(85)	(71)
Other operational expenses	(24)	(48)	(70)
Adjusted EBIT	795	1,461	1,336
Depreciation, amortization & exhaustion	129	183	181
Dividends received	69	136	112
Adjusted EBITDA	993	1,780	1,629

  FINANCIAL RESULT
CVRD posted net financial revenues of US$88 million. Therefore, there was an improvement of US$153 million from 1Q05.

US GAAP

This process resulted from favorable changes in both financial revenues and monetary variation, which were partially offset by higher financial expenses.
Financial revenues increased from US$29 million in 1Q05 to US$42 million in 1Q06, reflecting higher interest rates and higher average cash balance.
Financial expenses were US$121 million higher, at US$213 million in 1Q06, versus US$92 million in 1Q05, mainly reflecting the rise in gross debt, from US$4.182 billion to US$6.063 billion, causing an increase in interest payments of US$18 million, and higher losses on derivatives, principally the cost of hedging against volatility in aluminum prices, of approximately US$64 million.
In the past, strategies to guarantee stability in cash flows of the subsidiaries Alunorte and Albras were put in place, due to the high degree of financial leverage in both. The use of financial derivatives enabled both companies to establish minimum return for their future production of alumina and aluminum, providing a certain degree of stability in their cash flow. Since the beginning of 2005 no further deals of this type were entered into, but there are balances from derivatives transactions created previously, protecting a minority portion of the production up to 2008, and these are suffering the impact of increases in aluminum prices.
Due to the 22.7% appreciation of the Brazilian Real against the US dollar in the comparison between 1Q05 and 1Q06, monetary variations contributed with a positive impact of US$261 million to the improvement of the financial result.
  EQUITY INCOME
Equity income from subsidiaries was US$156 million, 17.3% or US$23 million higher than in 1Q05. Companies in the ferrous minerals business contributed with 51.3%, steel companies 26.3%, companies in the aluminum production chain 10.3%, logistics operations 9.0%, and coal operations 4.5%.
The pelletizating joint ventures — Nibrasco, Hispanobras, Kobrasco, Itabrasco, Samarco and GIIC — added US$80 million, 48.1% more than in 1Q05. Among them, Samarco made the largest contribution to CVRD’s profit, of US$39 million.
Equity income from the companies in the aluminum production chain, at US$16 million, was level with 1Q05, of US$18 million. MRN’s contribution declined from US$15 million in 1Q05 to US$12 million in 1Q06, meanwhile Valesul’s increased from US$3 million to US$4 million.
CVRD’s investment in Henan Longyu Energy Resources Ltd., a Chinese producer of anthracite coal, resulted in equity income of US$7 million.
The investments in logistics operations returned US$14 million in 1Q06, compared to US$10 million in 1Q05.
Equity income from the holdings in the steel industry in 1Q06 reached US$41 million, which compares with US$53 million in 1Q05.

US GAAP

RESULT FROM SHAREHOLDINGS
US$ million
	1Q05	4Q05	1Q06

Iron ore and pellets	52	128	80
Aluminum, alumina and bauxite	18	14	16
Logistics	10	15	14
Steel	53	47	41
Coal	—	9	7
Others	—	—	(2)
Total	133	213	156

  NET EARNINGS EXCEEDS US$1 BILLION FOR THE FOURTH QUARTER RUNNING
1Q06 was CVRD’s fourth consecutive quarter of net earnings exceeding US$1 billion — at US$1.171 billion in the quarter — 67.8% more than in 1Q05, of US$698 million.
The main components of the net earnings figure were the US$541 million increase in operational profit and the US$153 million improvement in financial result.
Gains on sales of assets totaling US$9 million were accounted in the quarter, from the sale of CVRD’s stake in Nova Era Silicon (NES), in February, for US$14 million.
In 1Q06 minority shareholding participation contributed to reduce the net earning in US$123 million. With the stock merger with Caemi, in the next quarter these item will not reflect anymore the profit share attributed to minority shareholders of this company, which had a negative impact of US$54 million in CVRD’s 1Q06 net earnings.
  A HEALTHY BALANCE SHEET
CVRD’s total debt has increased from US$5.010 billion on December 31, 2005 to US$6.063 billion on March 31, 2006, with net debt(c) US$4.419 billion at the end of 1Q06, against US$3.969 billion at the end of 4Q05. The Company’s cash position at the end of 1Q06 was US$1.644 billion.
The increase in debt is fully compatible with CVRD’s cash generation, and this is evidenced by the strong leverage and interest coverage indicators, which continue to portray the solidity of the balance sheet.
Gross debt/adjusted LTM EBITDA(d) was 0.84x on March 31, 2006, compared to 0.77x on December 31, 2005; and total debt/enterprise value(e) remained effectively unchanged, increasing from 10.0% to 10.3%. Interest coverage, measured by adjusted LTM EBITDA/LTM interest paid(f), changed from 25.95x at the end of 2005 to 27.08x at the end of March 2006.
At the same time the average debt maturity was increased, from 7.89 years at end-December 2005 to 8.15 years at end-March 2006, reflecting the issue of US$1 billion debt due in 2016 and coupon of 6.25% per year, and repurchase of short-term debt performed in 1Q06.

FINANCIAL EXPENSES
US$ million
Financial expenses on:	1Q05	4Q05	1Q06

Debt with third parties	(48)	(32)	(66)
Debt with related parties	(2)	(2)	(2)
Total debt-related financial expenses	(50)	(34)	(68)

Gross interest on:	1Q05	4Q05	1Q06

Tax and labour contingencies	(11)	(12)	(26)
Tax on financial transactions (CPMF)	(9)	(19)	(21)
Derivatives	5	(113)	(66)
Others	(27)	(23)	(32)
Total gross interest	(42)	(167)	(145)

Total	(92)	(201)	(213)

DEBT INDICATORS
US$ million
	1Q05	4Q05	1Q06

Gross debt	4,182	5,010	6,063
Net debt	3,060	3,969	4,419
Gross debt/adjusted LTM EBITDA (x)	1.05	0.77	0.84
Adjusted LTM EBITDA/LTM interest expenses (x)	13.24	25.95	27.08
Gross debt/EV (%)	11.06	10.04	10.31
Enterprise Value = market capitalization + net debt

  PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous minerals
Shipments of iron ore and pellets in 1Q06, at 63.886 million tons, were 6.8% more than in 1Q05, in spite of the stoppages on the Carajás Railroad which prejudiced product flows from the mines to the Ponta da Madeira port terminal.
Iron ore sales totaled 57.992 million tons, 10.5% more than in 1Q05, CVRD’s second best-ever volume after 4Q05, of 59.150 million tons. Sales of pellets, at 5.894 million tons in 1Q06, were 1.419 million tons less than in 1Q05, due to lower demand resulting from steel production cuts in Europe and North America.
This is an asymmetrical phenomenon in the performance of global demand, since strong expansion of demand for fines and lumps continues, due to the predominant participation of Asia — almost 80% — in the seaborne market, against 39% in the pellets seaborne market. The Asian Continent is currently producing more than 50% of the world’s crude steel production, and has the fastest steel output growth rate.
In 1Q06 CVRD sold 17.170 million tons of iron ore and pellets to China, corresponding to 26.9% of its total sales volume, against 18.2% in 1Q05. Sales to the Japanese market, where CVRD has increased its market share, were 6.561 million tons, or 10.3%, sales to Germany were 5.444 million tons, or 8.5%, and sales to South Korea were 3.010 million tons, or 4.7%.

US GAAP

Sales to Brazilian steel makers and pig iron producers summed 8.671 million tons, 13.6% of total shipments; and sales to the Tubarão joint ventures were 5.295 million tons, or 8.3% of total shipments.
CVRD’s average sale price for iron ore in 1Q06, at US$34.49 per ton, was 66.4% higher than in 1Q05. For pellets, average price was US$75.33 per ton, 71.6% higher than in 1Q05.
Note that the 2005 price increase for iron ore and pellets began to be reflected in CVRD’s figures only in the second quarter of 2005. The retroactive effect to 1Q05 was included in 2Q05 — helping to explain the difference between average prices in 1Q06 and 1Q05.
Shipments of manganese ore in 1Q06 reached 149,000 tons, 24.7% less than in 1Q05. Sales volume of ferro alloys were 126,000 tons, 4.5% yoy lower.
CVRD’s average price of manganese ore in 1Q06, at US$80.54 per ton, was 9.2% higher than in the last quarter of 2005, but 20.3% lower than in 1Q05 (US$101.01 per ton). The average price of ferro alloys in 1Q06, of US$753.97, was 3.1% higher than in 4Q05, but 29.9% less than in 1Q05.
The market for manganese and ferro alloys recovered slightly after the strong price decline that begun in the second half of 2004, in response of excess supply. With the cuts in production and gradual withdrawal of the swing producers, inventories are being consumed and prices are stabilizing at levels higher than those at the beginning of 2003, previous to the beginning of this most recent cycle.
Revenues from ferrous minerals — iron ore, pellets, manganese and ferro alloys — in 1Q06 were US$2.579 billion, 60.8% more than in 1Q05 (US$1.604 billion). 92.3% of the change in the revenue figures is due to higher prices.
Revenues from sales of iron ore was US$2 billion; from pellets US$444 million, from services of operation of the Tubarão pelletization plants US$18 million; manganese ore US$12 million and ferro alloys US$95 million.
Adjusted EBIT margin was 44.8%, 520 basis points (bp) more than the 38.8% of 1Q05.
Adjusted EBITDA totaled US$1.334 billion in 1Q06, 93.1% over 1Q05.

FERROUS MINERALS
	1Q05	4Q05	1Q06

Adjusted EBIT margin (%)	38.8	48.0	44.8
Adjusted EBITDA (US$ million)	691	1,595	1,334

•	Aluminum products
Bauxite sales were 319,000 tons in 1Q06, 11.6% less than in 1Q05. The average sale price was US$28.21 per ton, only 1.8% higher than in 1Q05.
The volume of alumina sold in 1Q06 was 504,000 tons, 5.4% more than in 1Q05. Part of this increase is due to the start-up of stage 4 of the Barcarena refinery, in January 2006.
Average price of alumina, at US$317.46 per ton, was 11.6% higher than the average price of US$284.52 per ton in 1Q05 — influenced by larger spot prices, in which CVRD has an exposure involving between 10% and 15% of its sales, and by

US GAAP

higher contract prices determined by higher aluminum prices and the gradual adjustment of indexation percentages.
Sales of primary aluminum, 112,000 tons in 1Q06, were 3,000 tons higher than in 1Q05, reflecting productivity gains at the Barcarena plant.
The average sale price of aluminum in 1Q06, US$2,321.43 per ton, was 26.5% higher than in 1Q05.
Revenues from sales of bauxite, alumina and aluminum in 1Q06 totaled US$429 million, compared to US$346 million in 1Q05.
Adjusted EBIT margin was 35.8%, against 38.6% in 1Q05, but 510bp higher than the 4Q05 EBIT margin of 30.7%.
Adjusted EBITDA, at US$206 million in 1Q06, was US$36 million more than in 1Q05.

ALUMINUM PRODUCTS
	1Q05	4Q05	1Q06

Adjusted EBIT margin (%)	38.6	30.7	35.8
Adjusted EBITDA (US$ million)	170	122	206

•	Non-ferrous minerals
CVRD’s potash sales in 1Q06 were 103,000 tons, 25.4% less than in 1Q05. Developments in Brazilian agriculture, whose profitability was adversely affected by the strong appreciation of the Real, is contributing to reduction in demand for fertilizers, and this affects the price of potash, due to Brazil’s important position as a purchaser in the global market.
Average sale price of potash, US$213.59 per ton, was in line with the average price of 1Q05, US$217.39, though lower than the levels in the rest of 2005, which were over US$230 per ton.
Sales revenue from potash in 1Q06 was US$22 million, against US$30 million in 1Q05.
Sales of kaolin amounted to 321,000 tons, 14.6% more than in 1Q05, when it was 280,000 tons. Average kaolin sale price was US$149.53 per ton, 7.4% up y-o-y. As a result revenue from kaolin was US$48 million in 1Q06, 23.1% higher than in 1Q05.
Sales of copper concentrate totaled 70,000 tons, compared to 85,000 tons in 1Q05, as production at the Sossego mine was adversely affected by operational problems in the ball mill at the beneficiation plant, which were solved at the end of February. Production is expected to recover gradually to an annualized level of around 120,000 tons of copper in concentrate per year.
CVRD’s average sale price of copper concentrate in 1Q06 was US$1,585.71, 79.7% higher than in 1Q05. Thus the rise in price more than offset the effect of lower sales volume, producing revenues of US$111 million, 48.0% more than in 1Q05.
Adjusted EBIT margin in the non-ferrous minerals businesses was 27.9%, 150bp more than in the last quarter of 2005, but 300bp less than in 1Q05.

US GAAP

Adjusted EBITDA of the non-ferrous minerals division was US$74 million, against US$56 million in 1Q05.

NON FERROUS MINERALS
	1Q05	4Q05	1Q06

Adjusted EBIT margin (%)	30.9	26.4	27.9
Adjusted EBITDA (US$ million)	56	79	74

•	Logistics services
CVRD’s railroads — Carajás, Vitória a Minas and Centro-Atlântica — carried 5.779 billion ntk of general cargo for clients in the first quarter of 2006. This level was practically equal to 1Q05 (5.679 billion ntk). The principal products carried were: steel industry inputs and products, 48.3%, agricultural products, 32.3%, and building materials and forest products, 8.5%.
CVRD’s port terminals handled 6.252 million tons of general cargo, compared to 6.355 million in 1Q05.
Logistics services generated revenues of US$289 million in 1Q06, 24.6% more than in 1Q05.
Rail transport for clients produced revenues of US$213 million, 73.7% of total logistics revenues, port services US$49 million, and coastal shipping and port support services US$27 million.
Adjusted EBIT margin was 20.8% in 1Q06, slightly less than in 1Q05, of 22.2%.
Adjusted EBITDA in 1Q06 was US$80 million, against US$90 million in 1Q05.

LOGISTICS
	1Q05	4Q05	1Q06

Adjusted EBIT margin (%)	22.2	8.6	20.8
Adjusted EBITDA (US$ million)	90	80	80
VOLUME SOLD, PRICES AND REVENUES

VOLUME SOLD: IRON ORE AND PELLETS
thousands of tons
	1Q05%		4Q05%		1Q06%

Iron ore	52,483	87.8	59,150	87.3	57,992	90.8
Pellets	7,313	12.2	8,579	12.7	5,894	9.2
Total	59,796	100.0	67,729	100.0	63,886	100.0

VOLUME SOLD: MINERALS AND METALS
thousands of tons
	1Q05	4Q05	1Q06

Manganese ore	198	244	149
Ferro-alloys	132	119	126
Alumina	478	441	504
Primary aluminum	109	116	112
Bauxite	361	700	319
Potash	138	176	103
Kaolin	280	355	321
Copper concentrates	85	112	70

US GAAP

IRON ORE AND PELLET SALES BY DESTINATION
thousands of tons
	1Q05%		4Q05%		1Q06%

Americas	15,486	25.9	15,953	23.6	14,611	22.9
Brazil	14,210	23.8	14,243	21.0	13,966	21.9
Steel mills and pig iron producers	8,820	14.8	9,190	13.6	8,671	13.6
Pelletizing JVs	5,390	9.0	5,053	7.5	5,295	8.3
USA	1,276	2.1	1,710	2.5	645	1.0
Asia	19,005	31.8	27,520	40.6	26,741	41.9
China	10,857	18.2	17,252	25.5	17,170	26.9
Japan	5,693	9.5	6,542	9.7	6,561	10.3
South Korea	2,455	4.1	3,726	5.5	3,010	4.7
Europe	17,403	29.1	16,856	24.9	15,968	25.0
Germany	5,816	9.7	5,758	8.5	5,444	8.5
France	2,424	4.1	3,034	4.5	2,546	4.0
Others	9,163	15.3	8,064	11.9	7,978	12.5
Rest of the World	7,902	13.2	7,400	10.9	6,566	10.3
Total	59,796	100.0	67,729	100.0	63,886	100.0

LOGISTICS SERVICES — GENERAL CARGO
	1Q05	4Q05	1Q06

Railroads (million ntk)	5,679	5,999	5,779
Ports (thousand tons)	6,355	7,641	6,252

AVERAGE PRICES REALIZED
US$/ton
	1Q05	4Q05	1Q06

Iron ore	20.73	35.08	34.49
Pellets	43.89	72.62	75.33
Manganese	101.01	73.77	80.54
Ferro alloys	1,075.76	731.09	753.97
Alumina	284.52	315.19	317.46
Aluminum	1,834.86	1,870.69	2,321.43
Bauxite	27.70	30.00	28.21
Potash	217.39	232.95	213.59
Kaolin	139.29	143.66	149.53
Copper concentrate	882.35	1,169.64	1,585.71

US GAAP

GROSS REVENUE BY PRODUCT
US$ million
	1Q05%		4Q05%		1Q06%

Ferrous minerals	1,604	68.9%	2,832	75.6%	2,579	73.8%
Iron ore	1,088	46.7%	2,075	55.4%	2,000	57.3%
Pellet plant operation services	20	0.9%	21	0.6%	18	0.5%
Pellets	321	13.8%	623	16.6%	444	12.7%
Manganese ore	20	0.9%	18	0.5%	12	0.3%
Ferro-alloys	142	6.1%	87	2.3%	95	2.7%
Others	13	0.6%	8	0.2%	10	0.3%
Non ferrous minerals	144	6.2%	223	6.0%	181	5.2%
Potash	30	1.3%	41	1.1%	22	0.6%
Kaolin	39	1.7%	51	1.4%	48	1.4%
Copper concentrate	75	3.2%	131	3.5%	111	3.2%
Aluminum products	346	14.8%	377	10.1%	429	12.3%
Primary aluminum	200	8.6%	217	5.8%	260	7.4%
Alumina	136	5.8%	139	3.7%	160	4.6%
Bauxite	10	0.4%	21	0.6%	9	0.3%
Logistics services	232	9.9%	309	8.3%	289	8.3%
Railroads	159	6.8%	223	6.0%	213	6.1%
Ports	40	1.7%	50	1.3%	49	1.4%
Shipping	33	1.4%	36	1.0%	27	0.8%
Others	2	0.1%	5	0.1%	12	0.4%
Total	2,328	100.0%	3,746	100.0%	3,490	100.0%
PROFITABILITY AND CASH FLOW

ADJUSTED EBIT MARGIN BY BUSINESS AREA
	1Q05	4Q05	1Q06

Ferrous minerals	38.8%	48.0%	44.8%
Non-ferrous minerals	30.9%	26.4%	27.9%
Aluminum	38.6%	30.7%	35.8%
Logistics	22.2%	8.6%	20.8%
Total	35.9%	40.6%	40.0%

ADJUSTED EBITDA BY BUSINESS AREA
US$ million
	1Q05%		4Q05%		1Q06%

Ferrous minerals	691	69.6	1,595	89.6	1,334	81.9
Non-ferrous minerals	56	5.6	79	4.4	74	4.5
Logistics	90	9.1	80	4.5	80	4.9
Aluminum	170	17.1	122	6.9	206	12.6
Others	(14)	(1.4)	(96)	(5.4)	(65)	(4.0)
Total	993	100.0	1,780	100.0	1,629	100.0

  TWO NEW PROJECTS DELIVERED
CVRD’s capital expenditure in 1Q06 was US$1.126 billion, 39.2% lower than in 4Q05 of US$1.852 billion, which includes the acquisition of 99.2% of Canico Resources Corp., and representing an increase of 97.4% from the US$570 million invested in capital expenditure in 1Q05.

US GAAP

Capex in the first quarter of 2006, excluding the US$47 million in acquisition, was 23.3% of the year’s total capex budget of US$4.626 billion.
Expenditure on organic growth — R&D and projects — was US$843 million, stay-in-business capex was US$236 million, and US$47 million was spent on one acquisition.
Two important projects were completed in this quarter.
Stage 4 of the alumina refinery started operating in January 2006, and stage 5 at the end of March, increasing nominal production capacity from 2.5 million to 4.4 million tons per year. The project was completed on schedule, for total cost of US$768 million, equivalent to a cost of US$412 per ton of additional capacity — almost half the average cost for brownfield projects currently under development in the global aluminum industry.
The ramp-up of stages 4 and 5 will increase alumina production to 3.8 million tons in 2006 — from 2.6 million tons in 2005. Operation at full capacity is expected in 2007.
This investment makes Alunorte the world’s largest aluminum refinery. A new project, for the construction of stages 6 and 7, is already being developed and will add approximately 1.9 million tons per year to this refinery’s nominal capacity.
The Capim Branco I hydroelectric power plant started commercial operation in February 2006. It has installed capacity for 240MW, and is located on the Araguari river in the state of Minas Gerais, Brazil. CVRD has a 48.42% share in the consortium holding the concession for construction and operation of the plant, and its take in the electricity generated will be consumed by CVRD’s operational units located in the Southern System.
Capim Branco I is the sixth hydroelectric plant in the construction of which CVRD has been involved — its investment was US$177 million. Generation by the power plants in which CVRD has stakes — Igarapava, Porto Estrela, Funil, Candonga and Aimorés — provided 53% of the consumption by the Southern System’s operations last year.
The Company’s investment in R&D in 1Q06 was US$81 million, which compares with US$109 million in the previous quarter and US$28 million in 1Q05. Spending was concentrated in prospecting for new deposits of copper, coal, nickel and manganese, and project studies (conceptual, pre-feasibility and feasibility).
CVRD’s Board of Directors approved investment of US$200 million in the CSA steel slab project, located in Rio de Janeiro state, with nominal capacity of 4.4 million tons per year of steel slabs and start-up scheduled for 2008. CVRD has an option to divest its position in this project in the future.
CSA will generate annual demand for 7 million tons of iron ore and pellets, which will be supplied by CVRD.
The assets of Rio Verde Mineração — land, natural resources and mining equipments — were acquired in January, for US$47 million. Its iron ore deposits are located in the “Iron Quadrilateral”, close to those assets of the CVRD’s subsidiary MBR in Nova Lima, in the state of Minas Gerais, Brazil. The Mar Azul mine, one of the assets acquired, produced 244,000 tons in 1Q06.

US GAAP
•	Main projects in progress

		2006
		budget,
Area	Project	R$ MM	Status
Ferrous minerals	Expansion of Carajás iron ore capacity to 85 Mtpy — Northern System	41	This project will increase capacity by 15 million tons per year — completion in 3Q06.

	Expansion of capacity of Carajás iron ore mines to 100 Mtpy — Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons, with conclusion planned for the second half of 2007. The Ponta da Madeira Port Terminal will be expanded, and Pier III will be extended, with a third ship loading unit and fourth shipment line.

	Brucutu iron ore mine — Southern System	310	Completion of Phase I is expected in 2Q06, increasing nominal production capacity to 12 million tons per year. Phase II is scheduled for completion in 1Q07, bringing the mine’s capacity to 24 million tons per year. Expansion of the project to 30 Mtpy is under study. Budget has been revised.

	Fazendão iron ore mine — Southern System	39	Project to produce 14 million tons of run-of-mine (ROM — unprocessed) iron ore per year. The project makes Samarco’s third pelletization plant viable. Work will start in 1H06, for completion and operational start-up in second half 2007.

	Expansion of the Fábrica iron ore mine — Southern System	88	Expansion by 5 million tons, from 12 to 17 million tons per year, with start-up planned for 4Q07.

	Expansion of the Tubarão port — Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity — conclusion planned for 1Q07.

	Itabiritos	338	Construction of a pelletization plant in Minas Gerais state, with nominal annual production capacity of 7 million tons, and an iron ore concentration plant. Start-up planned for second half 2008.

	Tubarão VIII	31	Construction of pelletization plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Start-up planned for 2008. Subject to CVRD Board of Directors approval.

Coal	Metallurgical coke	9	Acquisition of 25% stake in Shandong Yankuang International Coking Ltd, a Chinese company that will produce metallurgical coke. The project has estimated production capacity of 2 million tons per year of coke and 200,000 tons per year of methanol. Start of operation is scheduled for first half 2006.

Non-ferrous minerals	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2008. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Proceedings to obtain environmental license are in progress. Start-up of the mine timetabled for fourth quarter 2008.

US GAAP

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará — its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte — alumina	239	This will increase Alunorte’s capacity to 6.26Mtpy of alumina — conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5Mtpy to the capacity of 5.4Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons — 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

	Capim Branco I and II hydroelectric power plants	61	Both are on the Araguari river in the state of Minas Gerais, and will have generation capacity, respectively, of 240MW and 210MW. Capim Branco I started operating in 1Q06. Capim Branco II is timetabled for start-up in 1Q07.

Electricity	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

Steel holdings	Ceará	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 4.4 million tons per year, and start-up in 2008. CVRD’s Board of Directors approved the investment in 1Q06.

TOTAL CAPEX BY BUSINESS AREA
US$ million
By business area	Actual, 1Q06		Budgeted, 2006

Ferrous minerals	519	46.1%	2,118	45.8%
Non-ferrous minerals	82	7.3%	412	8.9%
Logistics	228	20.3%	785	17.0%
Aluminum	219	19.4%	778	16.8%
Coal	8	0.8%	124	2.7%
Energy	25	2.2%	135	2.9%
Steel holdings	8	0.7%	112	2.4%
Other	37	3.2%	162	3.5%
Total	1,126	100.0%	4,626	100.0%
  CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on May 12, at 12:00 midday Rio de Janeiro time, 11:00 am US Eastern Standard Time, 4:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from May 12.
  FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.

US GAAP

INCOME STATEMENTS
US$ million
	1Q05	4Q05	1Q06

Gross operating revenues	2,328	3,746	3,490
Taxes	(115)	(148)	(150)
Net operating revenue	2,213	3,598	3,340
Cost of goods sold	(1,247)	(1,829)	(1,695)
Gross profit	966	1,769	1,645
Gross margin (%)	43.7	49.2	49.3
Selling, general and administrative expenses	(113)	(175)	(168)
Research and development expenses	(34)	(85)	(71)
Employee profit-sharing	(17)	(32)	(28)
Others	(7)	(16)	(42)
Operating profit	795	1,461	1,336
Financial revenues	29	31	42
Financial expenses	(92)	(201)	(213)
Monetary variation	(2)	(166)	259
Gains on sale of affiliates	—	—	9
Tax and social contribution (Current)	(160)	(92)	(242)
Tax and social contribution (Deferred)	47	36	(53)
Equity income and provision for losses	133	213	156
Accounting changes for asset write-offs	—	—	—
Minority shareholding participation	(52)	(86)	(123)
Net earnings	698	1,196	1,171
Earnings per share (US$)	0.61	1.04	1.02

BALANCE SHEET
US$ million
	03/31/05	12/31/05	03/31/06

Assets
Current	3,923	4,775	5,647
Long-term	1,688	2,031	2,345
Fixed	10,763	15,838	19,769
Total	16,374	22,644	27,761
Liabilities
Current	2,391	3,325	2,831
Long term	5,895	7,342	8,375
Shareholders’ equity	8,088	11,977	16,555
Paid-up capital	3,707	6,366	8,918
Reserves	4,381	5,611	7,637
Total	16,374	22,644	27,761

US GAAP

CASH FLOW
US$ million
	1Q05	4Q05	1Q06

Cash flows from operating activities:
Net income	698	1,196	1,171
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	129	183	181
Dividends received	69	136	112
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(133)	(213)	(156)
Deferred income taxes	(47)	(36)	53
Provisions for contingencies	2	18	13
Gain on sale of investment	—	—	(9)
Foreign exchange and monetary losses	27	235	(291)
Net unrealized derivative losses	(5)	126	44
Minority interest	52	86	123
Net interest payable	(2)	14	(28)
Others	(18)	(62)	46
Decrease (increase) in assets:
Accounts receivable	(92)	(133)	162
Inventories	(20)	(24)	(17)
Others	(74)	63	(108)
Increase (decrease) in liabilities:
Suppliers	45	113	(367)
Payroll and related charges	(35)	40	(108)
Income tax	(79)	(229)	(178)
Others	(86)	3	(172)
Net cash provided by operating activities	431	1,516	471
Cash flows from investing activities:
Loans and advances receivable	4	63	44
Guarantees and deposits	(17)	(7)	(23)
Additions to investments	(1)	(12)	(2)
Additions to property, plant and equipment	(661)	(1,237)	(855)
Proceeds from disposals of investment	—	—	14
Proceeds from disposals of property, plant and equipment	2	12	9
Net cash used to acquire subsidiaries	—	(737)	—
Net cash used in investing activities	(673)	(1,918)	(813)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	21	(129)	50
Loans	(13)	3	(30)
Long-term debt	239	1,386	1,347
Repayments of long-term debt	(156)	(140)	(321)
Interest attributed to stockholders	—	(800)	—
Net cash used in financing activities	91	320	1,046
Increase (decrease) in cash and cash equivalents	(151)	(82)	704
Effect of exchange rate changes on cash and cash equivalents	24	(112)	(101)
Cash and cash equivalents, beginning of period	1,249	1,235	1,041
Cash and cash equivalents, end of period	1,122	1,041	1,644
Cash paid during the period for:
Interest on short-term debt	—	(8)	(1)
Interest on long-term debt	(82)	(55)	(95)
Interest capitalized	(24)	—	—
Income tax	(79)	(29)	(187)
Non-cash transactions
Income tax paid with credits	(27)	(65)	(30)
Interest capitalized	(15)	(52)	(31)

US GAAP
  APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT

US$ million
	1Q05	4Q05	1Q06

Net operational revenue	2,213	3,598	3,340
Cost of goods sold	(1,247)	(1,829)	(1,695)
Sales, general and administrative expenses	(113)	(175)	(168)
Research and development	(34)	(85)	(71)
Other operational expenses	(24)	(48)	(70)
Adjusted EBIT	795	1,461	1,336
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW
US$ million
	1Q05	4Q05	1Q06

Operational cash flow	431	1,516	471
Income tax	160	92	242
FX and monetary losses	(25)	(69)	32
Financial expenses	65	30	199
Net working capital	341	167	787
Other	21	44	(102)
Adjusted EBITDA	993	1,780	1,629
(c) Net debt

RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT
US$ million
	1Q05	4Q05	1Q06

Gross debt	4,182	5,010	6,063
Cash and cash equivalents	(1,122)	(1,041)	(1,644)
Net debt	3,060	3,969	4,419

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	1Q05	4Q05	1Q06

Total debt / Adjusted LTM EBITDA	1.05	0.77	0.84
Total debt / LTM operational cash flow	1.27	0.97	1.17
(e) Total debt/Enterprise value

	1Q05	4Q05	1Q06

Total debt / EV	11.06	10.04	10.31
Total debt / total assets	25.54	22.13	21.84
Enterprise value = Market capitalization + Net debt
(f) Adjusted LTM EBITDA / LTM interest payments

	1Q05	4T05	1Q06

Adjusted LTM EBITDA / LTM interest payments	13.24	25.95	27.08
LTM operational profit / LTM interest payments	11.12	21.56	22.45

This release may include statements that present the company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian economy and the capital markets, which are volatile and may be affected by developments in other countries; the iron ore business and its dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PricewaterhouseCoopers™
Rua de Candelaria, 65 11°-15°
20091-020 Rio de Janeiro, RJ – Brazil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of March 31, 2006, and the related unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of cash flows and of changes in stockholder’s equity for the year then ended (not presented herein), and in our report dated March 6, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores
Independentes

Rio de Janeiro, Brazil
May 5, 2006

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March	December
	31, 2006	31, 2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,644	1,041
Accounts receivable
Related parties	209	159
Unrelated parties	1,377	1,490
Loans and advances to related parties	27	22
Inventories	1,313	1,142
Deferred income tax	273	186
Recoverable taxes	410	362
Others	394	373

	5,647	4,775

Property, plant and equipment, net	17,949	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,820	1,672
Other assets
Goodwill on acquisition of subsidiaries	591	548
Loans and advances
Related parties	11	4
Unrelated parties	65	61
Prepaid pension cost	362	308
Judicial deposits	634	568
Advances to suppliers — energy	366	311
Others	316	231

	2,345	2,031

TOTAL	27,761	22,644

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	March	December
	31, 2006	31, 2005
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	789	1,110
Payroll and related charges	128	229
Current portion of long-term debt — unrelated parties	1,217	1,218
Short-term debt	67	15
Loans from related parties	38	62
Provision for income taxes	116	244
Taxes payable	56	53
Others	420	394

	2,831	3,325

Long-term liabilities
Employees post-retirement benefits	251	241
Long-term debt — unrelated parties	4,740	3,714
Loans from related parties	1	1
Provisions for contingencies (Note 10 (b))	1,218	1,286
Unrealized loss on derivative instruments	297	260
Deferred income tax	266	2
Provisions for environmental liabilities	248	225
Others	430	395

	7,451	6,124

Minority interests	924	1,218

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 479,879,100 issued	4,702	2,150
Common stock — 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	3,806
Treasury stock - 11,458 preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(1,874)	(2,729)
Appropriated retained earnings	4,687	4,357
Unappropriated retained earnings	4,824	3,983

	16,555	11,977

TOTAL	27,761	22,644

See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
	March 31,	March 31,	December 31,
	2006	2005	2005
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	2,760	1,748	3,055
Revenues from logistic services	289	232	309
Aluminum products	429	346	377
Other products and services	12	2	5

	3,490	2,328	3,746
Taxes on revenues	(150)	(115)	(148)

Net operating revenues	3,340	2,213	3,598

Operating costs and expenses
Cost of ores and metals sold	(1,256)	(912)	(1,372)
Cost of logistic services	(174)	(143)	(205)
Cost of aluminum products	(257)	(191)	(250)
Others	(8)	(1)	(2)

	(1,695)	(1,247)	(1,829)
Selling, general and administrative expenses	(168)	(113)	(175)
Research and development	(71)	(34)	(85)
Employee profit sharing plan	(28)	(17)	(32)
Others	(42)	(7)	(16)

	(2,004)	(1,418)	(2,137)

Operating income	1,336	795	1,461

Non-operating income (expenses)
Financial income	42	29	31
Financial expenses	(213)	(92)	(201)
Foreign exchange and monetary gains (losses), net	259	(2)	(166)
Gain on sale of investments	9	—	—

	97	(65)	(336)

Income before income taxes, equity results and minority interests	1,433	730	1,125

Income taxes
Current	(242)	(160)	(92)
Deferred	(53)	47	36

	(295)	(113)	(56)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	156	133	213
Minority interests	(123)	(52)	(86)

Net income	1,171	698	1,196

Basic and diluted earnings per Preferred Class A Share	1.02	0.61	1.04
Basic and diluted earnings per Common Share	1.02	0.61	1.04
Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804
Preferred Class A shares	415,724	415,716	415,716
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three-month periods ended
	March 31,	March 31,	December 31,
	2006	2005	2005
Cash flows from operating activities:
Net income	1,171	698	1,196
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	181	129	183
Dividends received	112	69	136
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(156)	(133)	(213)
Deferred income taxes	53	(47)	(36)
Provisions for contingencies	13	2	18
Gain on sale of investments	(9)	—	—
Foreign exchange and monetary losses (gains)	(291)	27	235
Unrealized derivative losses, net	44	(5)	126
Minority interests	123	52	86
Interest payable, net	(28)	(2)	14
Others	46	(18)	(62)
Decrease (increase) in assets:
Accounts receivable	162	(92)	(133)
Inventories	(17)	(20)	(24)
Others	(108)	(74)	63
Increase (decrease) in liabilities:
Suppliers	(367)	45	113
Payroll and related charges	(108)	(35)	40
Income taxes	(178)	(79)	(229)
Others	(172)	(86)	3

Net cash provided by operating activities	471	431	1,516

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(7)	—	1
Repayments	3	3	62
Others	48	1	—
Guarantees and deposits	(23)	(17)	(7)
Additions to investments	(2)	(1)	(12)
Additions to property, plant and equipment	(855)	(661)	(1,237)
Proceeds from disposal of investments	14	—	—
Proceeds from disposals of property, plant and equipment	9	2	12
Cash used to acquire subsidiaries, net of cash acquired		—	(737)

Net cash used in investing activities	(813)	(673)	(1,918)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	50	21	(129)
Loans
Related parties
Additions	10	4	3
Repayments	(40)	(17)	—
Issuances of long-term debt
Related parties	—	4	—
Others	1,347	235	1,386
Repayments of long-term debt	(321)	(156)	(140)
Interest attributed to stockholders	—	—	(800)

Net cash provided by financing activities	1,046	91	320

Increase (decrease) in cash and cash equivalents	704	(151)	(82)
Effect of exchange rate changes on cash and cash equivalents	(101)	24	(112)
Cash and cash equivalents, beginning of period	1,041	1,249	1,235

Cash and cash equivalents, end of period	1,644	1,122	1,041

Cash paid during the period for:
Interest on short-term debt	(1)	—	(8)
Interest on long-term debt	(94)	(82)	(55)
Income tax	(187)	(79)	(29)
Non-cash transactions
Income tax paid with credits	(30)	(27)	(65)
Interest capitalized	(31)	(15)	(52)
See notes to condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended
			December 31,
	March 31, 2006	March 31, 2005	2005
Preferred class A stock (including three special shares)
Beginning of the period	2,150	1,176	2,150
Capital increase (Note 5)	2,552	—	—

End of the period	4,702	1,176	2,150

Common stock

Balance March 31, 2006, 2005 and December 31, 2005	3,806	2,121	3,806

Treasury stock

Beginning and end of the period	(88)	(88)	(88)

Additional paid-in capital

Beginning and end of the period	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(2,856)	(3,869)	(2,269)
Change in the period	850	(22)	(587)

End of the period	(2,006)	(3,891)	(2,856)

Unrealized gain on available-for-sale securities
Beginning of the period	127	95	164
Change in the period	5	21	(37)

End of the period	132	116	127

Total other cumulative comprehensive deficit	(1,874)	(3,775)	(2,729)

Appropriated retained earnings
Beginning of the period	4,357	4,143	1,936
Transfer from retained earnings	330	(17)	2,421

End of the period	4,687	4,126	4,357

Unappropriated retained earnings
Beginning of the period	3,983	3,315	6,008
Net income	1,171	698	1,196
Dividends and interest attributed to stockholders
Preferred class A stock	—	—	(289)
Common stock	—	—	(511)
Appropriation to reserves	(330)	17	(2,421)

End of the period	4,824	4,030	3,983

Total stockholders’ equity	16,555	8,088	11,977

Comprehensive income is comprised as follows:
Net income	1,171	698	1,196
Cumulative translation adjustments	850	(22)	(587)
Unrealized gain (loss) on available-for-sale securities	5	21	(37)

Total comprehensive income	2,026	697	572

Shares
Preferred class A stock (including three special shares) (1)	479,879,100	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429
Treasury stock (2)
Beginning of the period	(14,156,968)	(14,157,461)	(14,157,313)
Sales	—	136	345

End of the period	(14,156,968)	(14,157,325)	(14,156,968)

	1,215,671,561	1,151,519,843	1,151,520,200

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	—	—	0.70
Common stock	—	—	0.70

(1)	Increase of 64,151,361 preferred shares due to merger of shares from Caemi.

(2)	As of March 31, 2006, 14,145,510 common shares and 11,458 preferred shares were held in treasury in the amount of US$88. The 14,145,510 common shares are provided as collateral to secure a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1) (3)	61 (37)	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
CVRD International S.A. (4)	100	100	Swiss	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2) (3)	90 (56)	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1) (3)	82 (76)	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and Manganese

(1)	Through Caemi Mineração e Metalurgia S.A.. CVRD holds 100% of the voting and total capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participaçõ ações Ltda.

(3)	The participation in parenthesis refers to the interest before the merger of shares from Caemi on March, 2006.

(4)	Previously known as Itabira Rio Doce Company Ltd. — ITACO
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2006, December 31, 2005 and March 31, 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month periods ended March 31, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1724 and R$2.3370 at March 31, 2006 and December 31, 2005, respectively to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In April 2006, the FASB issued FIN 46R-(6), “Determining the variability to be considered in applying FASB Interpretation No. 46(R)”, which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation Nº 46. We will apply this statement as applicable in fiscal periods beginning after July 15, 2006.

In March 2006, the FASB issued FAS 156, “Accounting for servicing of financial assets”, which amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement addresses the accounting for separately recognized servicing assets and servicing liabilities. We will apply this statement as applicable in fiscal periods beginning after September 15, 2006.

In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” We will apply this statement as applicable in fiscal periods beginning after September 15, 2006.

5	Major acquisitions and disposals during the years presented

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 64,151,361 preferred shares, due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi.

Pro forma information with respect to our acquisition of the 39.77% preferred shares of Caemi, totaling 100% of total interest, in March 2006 is shown:

	Three-month periods ended
	March 31, 2006			March 31, 2005			December 31, 2005
		Caemi -			Caemi -			Caemi -
		Merger	Pro Forma		Merger	Pro Forma		Merger	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
			-			-
Income before minority interests	1,323		1,323	750		750	1,282		1,282
Minority interests	(123)	54	(69)	(52)	22	(30)	(86)	86	0

Net income	1,200	54	1,254	698	22	720	1,196	86	1,282

Outstanding shares (thousands)	1,151,520		1,215,672	1,151,520		1,215,672	1,151,520		1,215,672
Basic and diluted earnings per share	1.04		1.03	0.61		0.59	1.04		1.05
In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of

Canico for US$50. Canico´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights.

On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly-owned subsidiary.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation, resulting in a net gain of US$9.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month periods ended
	March 31,	March 31,	December
	2006	2005	31, 2005
Income before income taxes, equity results and minority interests	1,433	730	1,125

Federal income tax and social contribution expense at statutory enacted rates	(487)	(248)	(383)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	91	54	72
Exempt foreign income (loss)	114	46	346
Difference on tax basis of equity investees	(66)	(4)	(28)
Tax incentives	32	22	(26)
Other non-taxable gains (losses)	21	17	(37)

Federal income tax and social contribution expense in consolidated statements of income	(295)	(113)	(56)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	March 31,	December 31,
	2006	2005
Finished products
Iron ore and pellets	329	271
Manganese and ferroalloys	136	151
Alumina	30	22
Aluminum	59	52
Kaolin	20	18
Others	52	28
Spare parts and maintenance supplies	687	600

	1,313	1,142

8	Investments in affiliated companies and joint ventures

	March 31, 2006				Investments		Equity Adjustments			Dividends received
							Three-month periods ended			Three-month periods ended
				Net income
	Participation in		Net	(loss) for the	March 31,	December	March 31,	March 31,	December	March 31,	March 31,	December
	capital (%)		equity	period	2006	31, 2005	2006	2005	31, 2005	2006	2005	31, 2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	101	18	52	60	9	2	13	22	—	16
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	62	10	31	37	5	2	4	13	1	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	63	19	31	41	9	3	6	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	55	8	28	33	4	1	2	12	—	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	151	28	76	62	14	12	18	—	—	20
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	694	78	374	335	39	34	85	25	20	95
Minas da Serra Geral S.A. — MSG	50.00	50.00	46	—	23	21	—	—	—	—	—	—
Others	—	—			20	25	(2)	(2)	—	—	—	—

					635	614	78	52	128	72	21	131
Logistics
MRS Logística S.A	37.23	40.45	424	45	183	109	14	10	15	—	—	5

					183	109	14	10	15	—	—	5
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	22.99	11.46	2,858	228	328	281	26	42	41	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	344	30	172	161	15	11	6	3	20	—
SIDERAR (cost $15) — available for sale investments (4)	4.85	4.85			147	142	—	—	—	—	—	—

					647	584	41	53	47	3	20	—
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	378	29	151	178	12	15	15	37	28	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	123	8	67	58	4	3	(1)	—	—	—

					218	236	16	18	14	37	28	—
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	411	27	103	96	7	—	9	—	—	—
Shandong Yankuang International Company Ltd(3)	25.00	25.00	86		22	22	—	—	—	—	—	—

					125	118	7	—	9	—	—	—
Other affiliates and joint ventures
Others					12	11	—	—	—	—	—	—

					12	11	—	—	—	—	—	—

					1,002	949	64	71	70	40	48	—

Total	—	—			1,820	1,672	156	133	213	112	69	136

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$49 and US$46 in 2006 and 2005, respectively;

(3)	Preoperating investment;

(4)	The quoted market value of Usiminas is equal to US$996 and Siderar is equal to US$147.

9	Pension costs

	Three-month periods ended
	March	March	December
	31, 2006	31, 2005	31, 2005
Service cost — benefits earned during the period	1	—	—
Interest cost on projected benefit obligation	46	56	61
Expected return on assets	(66)	(69)	(75)
Amortization of initial transitory obligation	2	3	3
Net deferral	(4)	(4)	(5)

Net periodic pension cost	(21)	(14)	(16)

In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$74, US$57 and US$68, at March 31, 2006, March 31, 2005 and December 31, 2005, respectively, plus US$5, US$4 and US$5, respectively, in current liabilities.

The cost recognized for the three-month periods ended March 31, 2006, March 31, 2005, and December 31, 2005 relative to the defined contribution element of the New Plan was US$2, US$2 and US$3, respectively.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2005, that we expected to contribute US$59 to our defined benefit pension plan in 2006. As of March 31, 2006, US$10 of our contributions have been made. We do not expect any significant change in our previous estimate.

10	Commitments and contingencies

(a)	At March 31, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$4, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
VALESUL	less than 1 million	R$	Debt guarantee	2007	None

	4

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2006		December 31, 2005
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	247	153	229	138
Civil claims	239	111	210	98
Tax — related actions	705	367	816	329
Others	27	3	31	3

	1,218	634	1,286	568

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the three-month periods ended March 31, 2006 and 2005 and December 31, 2005 aggregated US$603, US$4 and US$114, respectively, and additional provisions aggregated US$416, US$14 and US$141, respectively.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses which total US$1,110 at March 31, 2006, for which no provision has been made.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration were still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. Under the Mineral Risk Contract, as of March 31, 2006, the remaining contributions towards exploration and development activities totaled $5.

The mineral contract risk in force will probably end during 2006. However, the related exploitation activities are not concluded and therefore we are negotiating with BNDES a renewal of the contract.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government.

The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 27, 2006 we declared a distribution on these “debentures” in the amount of $2, payable as from April 2, 2006.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended
	March	March	December
	31, 2006	31, 2005	31, 2005

Environmental liabilities beginning of period	225	134	166
Accretion expense	6	4	4
Liabilities settled in the current period	—	—	(3)
Revisions in estimated cash flows	—	—	67
Cumulative translation adjustment	17	(1)	(9)

Environmental liabilities end of period	248	137	225

11	Segment and geographical information

We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals, including potash, kaolin and copper.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations

	Three-month periods ended
	March 31, 2006							March 31, 2005							December 31, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS

Gross revenues — Export	3,303	180	16	590	—	(1,449)	2,640	2,059	153	20	445	—	(1,001)	1,676	3,670	262	21	485	—	(1,586)	2,852
Gross revenues — Domestic	536	55	294	89	7	(131)	850	386	49	228	93	—	(104)	652	546	52	316	84	—	(104)	894
Cost and expenses	(2,577)	(161)	(230)	(510)	(4)	1,580	(1,902)	(1,775)	(146)	(158)	(396)	—	1,105	(1,370)	(2,751)	(235)	(263)	(447)	(11)	1,690	(2,017)
Research and development	(22)	(25)	(1)	—	(23)	—	(71)	(17)	(16)	—	(1)	—	—	(34)	(38)	(16)	(3)	—	(28)	—	(85)
Depreciation, depletion and amortization	(134)	(19)	(14)	(14)	—	—	(181)	(97)	(13)	(9)	(10)	—	—	(129)	(134)	(21)	(17)	(11)	—	—	(183)

Operating income	1,106	30	65	155	(20)	—	1,336	556	27	81	131	—	—	795	1,293	42	54	111	(39)	—	1,461
Financial income	161	—	8	2	4	(133)	42	69	1	8	2	—	(51)	29	133	—	8	2	(6)	(106)	31
Financial expenses	(276)	(2)	(2)	(62)	(4)	133	(213)	(129)	(1)	(3)	(10)	—	51	(92)	(195)	(2)	2	(119)	7	106	(201)
Foreign exchange and monetary gains (losses), net	126	58	(11)	86	—	—	259	(5)	3	—	—	—	—	(2)	(63)	(51)	3	(55)	—	—	(166)
Gain on sale of investments	9	—	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	78	—	14	16	48	—	156	52	—	10	18	53	—	133	128	—	15	14	56	—	213
Income taxes	(246)	—	(3)	(46)	—	—	(295)	(67)	(2)	(5)	(39)	—	—	(113)	(103)	—	(2)	46	3	—	(56)
Minority interests	(67)	—	—	(56)	—	—	(123)	(24)	—	—	(28)	—	—	(52)	(104)	—	—	18	—	—	(86)

Net income	891	86	71	95	28	—	1,171	452	28	91	74	53	—	698	1,089	(11)	80	17	21	—	1,196

Sales classified by geographic destination:
Export market America, except United States	271	1	6	131	—	(172)	237	216	—	11	106	—	(145)	188	350	—	13	67	—	(187)	243
United States	104	3	—	3	—	(41)	69	126	—	3	78	—	(109)	98	116	4	—	48	—	(53)	115
Europe	1,150	95	6	288	—	(580)	959	824	50	6	132	—	(359)	653	1,202	192	4	228	—	(630)	996
Middle East/Africa/Oceania	183	4	—	32	—	(68)	151	124	38	—	6	—	(51)	117	219	16	—	27	—	(46)	216
Japan	362	29	—	126	—	(144)	373	192	6	—	97	—	(79)	216	371	12	—	103	—	(137)	349
China	956	10	3	—	—	(316)	653	399	28	—	26	—	(174)	279	1,120	24	4	12	—	(422)	738
Asia, other than Japan and China	277	38	1	10	—	(128)	198	178	31	—	—	—	(84)	125	292	14	—	—	—	(111)	195

	3,303	180	16	590	—	(1,449)	2,640	2,059	153	20	445	—	(1,001)	1,676	3,670	262	21	485	—	(1,586)	2,852
Domestic market	536	55	294	89	7	(131)	850	386	49	228	93	—	(104)	652	546	52	316	84	—	(104)	894

	3,839	235	310	679	7	(1,580)	3,490	2,445	202	248	538	—	(1,105)	2,328	4,216	314	337	569	—	(1,690)	3,746

Operating income by product — after eliminations

	As of and for the three-month periods ended
	March 31, 2006

										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
	Revenues			added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,633	367	2,000	(57)	1,943	(860)	1,083	(113)	970	11,404	591	43
Pellets	375	87	462	(19)	443	(295)	148	(12)	136	480	7	592
Manganese	8	3	11	(1)	10	(7)	3	(1)	2	60	8	—
Ferroalloys	71	35	106	(9)	97	(84)	13	(4)	9	198	—	—

	2,087	492	2,579	(86)	2,493	(1,246)	1,247	(130)	1,117	12,142	606	635

Non ferrous
Potash	—	22	22	(1)	21	(14)	7	(2)	5	178	6	—
Kaolin	41	7	48	(3)	45	(41)	4	(6)	(2)	242	—	—
Copper	90	21	111	(5)	106	(53)	53	(8)	45	1,286	35	—

	131	50	181	(9)	172	(108)	64	(16)	48	1,706	41	—

Aluminum
Alumina	150	10	160	(2)	158	(138)	20	(8)	12	1,428	61	—
Aluminum	247	13	260	(2)	258	(112)	146	(6)	140	382	1	67
Bauxite	9	—	9	—	9	(9)	—	—	—	356	48	151

	406	23	429	(4)	425	(259)	166	(14)	152	2,166	110	218

Logistics
Railroads	—	214	214	(39)	175	(114)	61	(16)	45	674	26	183
Ports	—	54	54	(9)	45	(31)	14	(3)	11	237	1	—
Ships	14	7	21	(1)	20	(25)	(5)	(1)	(6)	3	—	—

	14	275	289	(49)	240	(170)	70	(20)	50	914	27	183
Others	2	10	12	(2)	10	(40)	(30)	(1)	(31)	1,021	71	784

	2,640	850	3,490	(150)	3,340	(1,823)	1,517	(181)	1,336	17,949	855	1,820

Operating income by product — after eliminations (continued)

	As of and for the three-month periods ended
	March 31, 2005

										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
	Revenues			added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	865	225	1,090	(30)	1,060	(529)	531	(84)	447	5,768	461	41
Pellets	267	74	341	(11)	330	(237)	93	(3)	90	362	12	425
Manganese	16	4	20	(2)	18	(9)	9	—	9	25	1	—
Ferroalloys	102	51	153	(14)	139	(82)	57	(3)	54	156	7	—

	1,250	354	1,604	(57)	1,547	(857)	690	(90)	600	6,311	481	466

Non ferrous
Potash	—	30	30	(3)	27	(14)	13	(2)	11	124	3	—
Kaolin	34	5	39	(2)	37	(20)	17	(10)	7	206	—	—
Copper	61	14	75	(3)	72	(40)	32	(8)	24	949	26	—

	95	49	144	(8)	136	(74)	62	(20)	42	1,279	29	—

Aluminum
Alumina	114	22	136	(8)	128	(98)	30	(6)	24	862	85	—
Aluminum	191	9	200	(1)	199	(90)	109	(4)	105	314	4	58
Bauxite	10	—	10	—	10	(9)	1	—	1	79	20	159

	315	31	346	(9)	337	(197)	140	(10)	130	1,255	109	217

Logistics
Railroads	—	159	159	(27)	132	(91)	41	(8)	33	377	35	66
Ports	—	46	46	(9)	37	(26)	11	(1)	10	191	7	—
Ships	15	12	27	(2)	25	(25)	—	—	—	3	—	—

	15	217	232	(38)	194	(142)	52	(9)	43	571	42	66
Others	1	1	2	(3)	(1)	(19)	(20)	—	(20)	125	—	473

	1,676	652	2,328	(115)	2,213	(1,289)	924	(129)	795	9,541	661	1,222

Operating income by product — after eliminations (continued)

	As of and for the three-month periods ended
	December 31, 2005

										Property,	Addition to
				Value				Depreciation,		Plant and	Property,
	Revenues			added	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,682	393	2,075	(57)	2,018	(768)	1,250	(128)	1,122	8,157	830	46
Pellets	555	89	644	(18)	626	(404)	222	(9)	213	461	39	568
Manganese	12	6	18	(1)	17	(33)	(16)	—	(16)	52	17	—
Ferroalloys	57	38	95	(10)	85	(79)	6	(7)	(1)	208	27	—

	2,306	526	2,832	(86)	2,746	(1,284)	1,462	(144)	1,318	8,878	913	614

Non ferrous
Potash	—	41	41	(2)	39	(25)	14	(3)	11	166	7	—
Kaolin	42	9	51	(2)	49	(62)	(13)	(1)	(14)	231	—	—
Copper	129	2	131	(3)	128	(60)	68	(8)	60	1,180	58	—

	171	52	223	(7)	216	(147)	69	(12)	57	1,577	65	—

Aluminum
Alumina	131	8	139	(1)	138	(122)	16	(6)	10	1,288	69	—
Aluminum	208	9	217	(1)	216	(109)	107	(5)	102	361	9	58
Bauxite	21	—	21	—	21	(18)	3	—	3	281	83	178

	360	17	377	(2)	375	(249)	126	(11)	115	1,930	161	236

Logistics
Railroads	—	223	223	(43)	180	(152)	28	(13)	15	612	82	109
Ports	—	57	57	(9)	48	(35)	13	(2)	11	244	15	—
Ships	15	14	29	(1)	28	(31)	(3)	(1)	(4)	3	1	—

	15	294	309	(53)	256	(218)	38	(16)	22	859	98	109
Others	—	5	5	—	5	(56)	(51)	—	(51)	922	—	713

	2,852	894	3,746	(148)	3,598	(1,954)	1,644	(183)	1,461	14,166	1,237	1,672

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(53)	(157)	(259)
Financial settlement	—	—	4	14	14	32
Unrealized gains (losses) in the period	1	—	(12)	(29)	(4)	(44)
Effect of exchange rate changes	—	—	(4)	(5)	(16)	(25)

Unrealized gains (losses) at March 31, 2006	(3)	(*) 1	(58)	(73)	(163)	(296)

Unrealized gains (losses) at January 1, 2005	(37)	(17)	4	(55)	(127)	(232)
Financial settlement	2	3	—	8	10	23
Unrealized gains (losses) in the period	3	2	(1)	(3)	4	5
Effect of exchange rate changes	1	—	—	—	—	1

Unrealized gains (losses) at March 31, 2005	(31)	(12)	3	(50)	(113)	(203)

Unrealized gains (losses) at October 1, 2005	(7)	1	(37)	(30)	(99)	(172)
Financial settlement	1	—	4	11	10	26
Unrealized gains (losses) in the period	2	—	(16)	(36)	(76)	(126)
Effect of exchange rate changes	—	—	3	2	8	13

Unrealized gains (losses) at December 31, 2005	(4)	(*) 1	(46)	(53)	(157)	(259)

(*) Included as “others” in Other assets.
Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates(LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Alumínio	Dec 2008
13	Subsequent events
(a)	On April 2006 we paid the first installment of the minimum mandatory dividend for 2006 of US$650. The distribution was made in the form of interest on stockholders’ equity and dividends.

(b)	On April 2006 at an Extraordinary General Shareholders Meeting it was approved a forward-stock split that involves the exchange of each share, common or preferred class A, by two post-split shares, starting on May 22, 2006. After giving effect the capital will be composed of 2,459,657,056 shares and represented by 1,499,898,858 common shares and 959,758,198 preferred class “A” shares.
*          *          *

Supplemental Financial Information (Unaudited)
Additional Information
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Interest, Income Tax, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
Selected financial indicators for the main affiliates and joint ventures are available on the Company ´s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — Unaudited)

	As of and for the three-month periods ended
	March 31,	March 31,	December 31,
	2006	2005	2005
Current debt
Current portion of long-term debt — unrelated parties	1,217	711	1,218
Short-term debt	67	118	15
Loans from related parties	38	51	62

	1,322	880	1,295
Long-term debt
Long-term debt — unrelated parties	4,740	3,290	3,714
Loans from related parties	1	12	1

	4,741	3,302	3,715

Gross debt (current plus long-term debt)	6,063	4,182	5,010

Interest paid over:
Short-term debt	(1)	—	(8)
Long-term debt	(94)	(82)	(55)

Interest paid	(95)	(82)	(63)
EBITDA	1,629	993	1,780
Stockholders’ equity	16,555	8,088	11,977
LTM (2) EBITDA / LTM (2) Interest paid	27.08	13.24	25.95
Gross Debt / LTM (2) EBITDA	0.84	1.05	0.77
Gross debt / Equity Capitalization (%)	27	36	29

Financial expenses
Third party — local debt	(13)	(10)	(14)
Third party — foreign debt	(53)	(38)	(18)
Related party debt	(2)	(2)	(2)

Gross interest	(68)	(50)	(34)
Labor and civil claims and tax-related actions	(26)	(11)	(12)
Tax on financial transactions — CPMF	(21)	(9)	(19)
Derivatives (Interest rate / Currencies)	1	2	2
Derivatives (Gold / Alumina / Aluminium / Energy)	(67)	3	(115)
Others	(32)	(27)	(23)

	(213)	(92)	(201)

Financial income
Cash and cash equivalents	29	14	27
Others	13	15	4

	42	29	31

Financial expenses, net	(171)	(63)	(170)

Foreign exchange and monetary gain (losses) on liabilities(1)	465	(30)	(306)
Foreign exchange and monetary gain (losses) on assets	(206)	28	140

Foreign exchange and monetary gain (losses), net	259	(2)	(166)

Financial result, net	88	(65)	(336)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$22, US$0 and US$ (13) for the three-month periods ended March 31, 2006, March 31, 2005 and December 31, 2005, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

	As of and for the three-month periods ended
			December 31,
	March 31, 2006	March 31, 2005	2005
Operating income	1,336	795	1,461
Depreciation	181	129	183

	1,517	924	1,644
Dividends received	112	69	136

EBITDA	1,629	993	1,780

Net operating revenues	3,340	2,213	3,598
Margin EBITDA	48.8%	44.9%	49.5%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month periods ended
	March 31, 2006		March 31, 2005		December 31, 2005
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,171	1,171	698	698	1,196	1,196
Income tax — deferred	53	53	(47)	(47)	(36)	(36)
Income tax — current	242	—	160	—	92	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(156)	(156)	(133)	(133)	(213)	(213)
Foreign exchange and monetary losses	(259)	(291)	2	27	166	235
Financial expenses	171	(28)	63	(2)	170	140
Minority interests	123	123	52	52	86	86
Gain on sale of investments	(9)	(9)	—	—	—	—
Net working capital	—	(787)	—	(341)	—	(167)
Others	—	102	—	(21)	—	(44)

Operating income	1,336	178	795	233	1,461	1,197
Depreciation, depletion and amortization	181	181	129	129	183	183
Dividends received	112	112	69	69	136	136

	1,629	471	993	431	1,780	1,516

Operating cash flows		471		431		1,516

Income tax		242		160		92
Foreign exchange and monetary losses		32		(25)		(69)
Financial expenses		199		65		30
Net working capital		787		341		167
Others		(102)		21		44

EBITDA		1,629		993		1,780

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes

Chairman	Chairman

Arlindo Magno de Oliveira	Anibal Moreira dos Santos

Eduardo Fernando Jardim Pinto	Bernard Appy

Erik Persson	José Bernardo de Medeiros Neto

Francisco Augusto da Costa e Silva	Executive Officers

Hiroshi Tada	Roger Agnelli

Jaques Wagner	Chief Executive Officer

Jorge Luiz Pacheco
Murilo de Oliveira Ferreira
Mário da Silveira Teixeira Júnior	Executive Officer for Equity Holdings and
Business Development
Oscar Augusto de Camargo Filho
Jose Carlos Martins
Renato da Cruz Gomes	Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and
Advisory Committees of the Board of Directors	Corporate Services

Accounting Committee

Antonio José de Figueiredo Ferreira	José Lancaster
Inácio Clemente da Silva	Executive Officer for Non-Ferrous Minerals
Paulo Roberto Ferreira de Medeiros
Fábio de Oliveira Barbosa
Executive Development Committee	Chief Financial Officer and Investor Relations

Arlindo Magno de Oliveira	Gabriel Stoliar
João Moisés de Oliveira	Executive Officer for Planning
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Guilherme Rodolfo Laager
Executive Officer for Logistics
Strategic Committee

Roger Agnelli	Tito Botelho Martins
Gabriel Stoliar	Executive Officer for Corporate Affairs
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa

Finance Committee

Roger Agnelli	Otto de Souza Marques Junior
Fábio de Oliveira Barbosa	Chief Officer of Control Department
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes	Marcus Vinícius Dias Severini
Ivan Luiz Modesto Schara	Chief Accountant
CRC-RJ 093982/O-3
Governance and Sustainability Committee

Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 18, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer